1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES OPERATIONAL UPDATE
Including initial Production and Revenue from the Burnstone Mine

May 3, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports an operational update for the quarter ended March 31, 2011 (Q1 2011). The Company will file its interim financial statements for Q1 2011 on May 16, 2011 and will hold an earnings call on May 17, 2011 at 9 am (EST).

Burnstone

The Metallurgical Plant, as well as all other major capital projects was successfully commissioned by the end of January 2011. During the quarter, Burnstone recovered 5,511 gold ounces (Au oz) and sold 2,794 oz to record its maiden revenue of $3.8 million. The cash production cost per tonne for the period is estimated at US$70 (ZAR490), which is in-line with the planned cost during production build-up. Ounces recovered were predominantly from development ore processed, which at a lower head grade of 0.03 Au oz/t (1.03 g/t) grade resulted in a gold recovery of 83%. Gold recoveries are expected to improve as the grade of the mill feed increases. The impact of the lower head grade resulted in a cash production cost of approximately US$1,365 (ZAR 9,555) per oz.

The Metallurgical Plant processed approximately 200,000 tonnes during the quarter, in–line with the production build-up plan. Underground tonnes are being augmented with the stockpile material to allow the mill to operate at an average of 90,000 tonnes per month until such time as production from underground is sufficient to increase to the planned processing rate of 125,000 tonnes per month.

Mechanized development continued with 3,288 meters being developed during the quarter against a plan of 3,600 meters, bringing the total development for the project to date to 12,402 meters of which 6,855 are on reef. Long Hole Stoping continued with a total of 6,000 square meters stoped to date. Good progress was made with the second phase of the shaft infrastructure on 40 and 41 Level, with the tramming loop and second access to the shaft tip being completed. This will alleviate the congestion at the tips and allow for the further ramp-up of tonnes though the shaft system. Over and above the area stoped to date, 16 panels were also drilled and available for blasting at the end of March, 2011.

Hollister

During the quarter, 21,828 tonnes were extracted through trial mining at Hollister, an average grade of 1.03 gold equivalent oz (Au eqv oz)1. Hollister maintained its production momentum from Q4 2010 by recovering 28,500 Au eqv oz, of which only 17,500 Au eqv oz were recognized in revenue as an additional 11,000 Au eqv oz were delivered but not sold to the refiner by quarter end. Until such time as the installation of the acid regeneration system has been completed at the Esmeralda Mill, the Company will continue to ship-loaded carbon to the refinery as opposed to doré, there will be a timing delay on when the revenue from these ounces can be recognized. Since the introduction of clean carbon in February 2011, Au recoveries have exceeded 90%, with the Au recovery for the quarter being 88%, and Ag recoveries increasing to 68%. The Esmeralda Mill treated 21,634 tonnes during the quarter with an average head grade of approximately 1 Au eqv oz/t (32.15 g/t). Cash costs for the quarter are estimated at US$680 per Au eqv ounce. Although the overall average in-situ grades in the Blanket Zone are lower than what was encountered in the super high grade area, an additional 1,025 tons were mined during the quarter, at an average grade in excess of 3 Au eqv oz/t.

The delay in recognizing revenue from the Nevada operations had a negative impact on the earnings for the quarter. The net loss for the quarter is also impacted by the fair value charges attributable to the mark-to-market of the zero-cost collar hedge programs, as well as the settlement loss recognized on repayment of the Senior Secured Notes in March 2011. The adjusted loss per share for the quarter is estimated at $0.01 with the loss per share $0.05. The Company had $68 million in cash reserves on March 31, 2011.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Although experiencing the usual challenges with bringing a new mine into production, Burnstone is settling into a production rhythm and the progress made by the team on a monthly basis is reassuring. Production is expected to increase to 18,000 ounces in Q2 2011. The Nevada operations showed improvements in a number of areas during the quarter, notably on ounces recovered through trial mining as well as the improved recoveries at our Esmeralda Mill. The latter improvement especially pleasing with the impact already evident in both the resulting cash costs and the ounces delivered to the refinery. Not being able to recognize all ounces at the refiners has impacted our operating margins as well as earnings. Our short to medium term focus at both of these operations is to increase production and manage costs, and unlock the intrinsic value of these quality projects.”

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1 Gold equivalent is calculated using metal prices of $1,350 per ounce for gold and $25 per ounce for silver.

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold, a Qualified Person as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin Gold and its gold properties as well as further particulars about the financial and operational update, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•	uncertainties related to Technical Reports that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•	uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•	changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There is material limitations associated with the use of such Non-GAAP measures.